UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 15)

iBasis, Inc.

(Name of Subject Company)

iBasis, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

450732201

(CUSIP Number of Class of Securities)

Ofer Gneezy
President & Chief Executive Officer
20 Second Avenue, Burlington, MA 01803
(781) 505-7500

(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael L. Fantozzi, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. One Financial Center Boston, MA 02111 617-348-1640	Mark S. Flynn Chief Legal Officer and Corporate Secretary iBasis, Inc. 20 Second Avenue Burlington, MA 01803 781-505-7955	Dennis J. Friedman, Esq. Eduardo Gallardo, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 212-351-4000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 15 to the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) amends and supplements the Schedule 14D-9, originally filed by iBasis, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 30, 2009, relating to the tender offer by KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”), which is a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“KPN”), pursuant to which Purchaser has offered to buy all outstanding Shares that it does not already own, upon the terms and subject to the conditions set forth in the offer to purchase dated July 28, 2009 (the “Offer to Purchase”) and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement and Rule 13e-3 Transaction Statement filed by KPN and Purchaser under cover of Schedule TO with the SEC on July 28, 2009, as amended. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

As previously disclosed, on October 5, 2009, Purchaser amended the Offer by, among other things, increasing the offer price to be paid from the original $1.55 per Share (the “Original Offer”) to $2.25 per Share (the “Revised Offer”).  The Revised Offer is subject to a number of conditions as set forth in the Schedule TO, as amended.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:

“On October 28 and October 29 a trial was held in the Delaware Court on the issues both iBasis and KPN have before the Delaware Court, including iBasis’ application to stop KPN’s tender offer.  A copy of the trial transcript is filed as exhibit (a)(25) attached hereto. Also attached as exhibits (a)(26) through (a)(46) hereto are copies of materials produced by KPN in connection with the Delaware Court litigation that contain Company forecasts and other analyses prepared by KPN that have not previously been disclosed by KPN to Company stockholders.”

Item 9.    Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(25)	Transcript of Trial held before the Delaware Court of Chancery on October 28 and October 29, 2009
(a)(26)	Email dated October 24, 2008 attaching KPN Presentation (JX51a).*
(a)(27)	KPN Presentation dated November 2008 (incorrectly dated “November 2009”) (JX162).*
(a)(28)	Email dated April 6, 2009 attaching KPN Presentation (JX230).*
(a)(29)	Email dated April 6, 2009 attaching KPN Presentation (JX193a).*
(a)(30)	Email dated April 7, 2009 attaching KPN Presentation (JX240).*
(a)(31)	Email dated April 7, 2009 attaching KPN Presentation (JX192).*
(a)(32)	Email dated April 7, 2009 attaching KPN Presentation (JX85).*
(a)(33)	KPN Presentation dated April 9, 2009 (JX195).*
(a)(34)	KPN Presentation dated April 9, 2009 (JX243).*
(a)(35)	Email dated April 14, 2009 attaching KPN Presentation (JX246a).*
(a)(36)	KPN Presentation dated April 16, 2009 (JX247).*
(a)(37)	Email dated April 21, 2009 attaching KPN Presentation (JX1278).*
(a)(38)	Email dated April 29, 2009 attaching KPN Presentation (JX96).*
(a)(39)	KPN Presentation dated May 28, 2009 (JX197).*
(a)(40)	Email dated June 2, 2009 attaching KPN Presentation (JX103).*
(a)(41)	KPN Presentation dated June 4, 2009 (JX105).*
(a)(42)	Email dated June 10, 2009 attaching KPN Presentation (JX261).*
(a)(43)	Email dated June 11, 2009 attaching KPN Presentation (JX1280a).*
(a)(44)	Email dated June 12, 2009 attaching KPN Presentation (JX115a).*
(a)(45)	Email dated July 7, 2009 attaching KPN Presentation (JX198a).*
(a)(46)	KPN Presentation dated July 8, 2009 (JX124).*

(*) These presentations were produced by KPN in connection with the Delaware Court litigation. Some portions of these presentations were produced by KPN to the Company in redacted form.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iBASIS, INC.

By:	/s/ Mark S. Flynn
Name: Mark S. Flynn
Title: Chief Legal Officer and Corporate Secretary

Dated:  November 5, 2009

Exhibit Index

Exhibit No.	Description

(a)(25)	Transcript of Trial held before the Delaware Court of Chancery on October 28 and October 29, 2009
(a)(26)	Email dated October 24, 2008 attaching KPN Presentation (JX51a).*
(a)(27)	KPN Presentation dated November 2008 (incorrectly dated “November 2009”) (JX162).*
(a)(28)	Email dated April 6, 2009 attaching KPN Presentation (JX230).*
(a)(29)	Email dated April 6, 2009 attaching KPN Presentation (JX193a).*
(a)(30)	Email dated April 7, 2009 attaching KPN Presentation (JX240).*
(a)(31)	Email dated April 7, 2009 attaching KPN Presentation (JX192).*
(a)(32)	Email dated April 7, 2009 attaching KPN Presentation (JX85).*
(a)(33)	KPN Presentation dated April 9, 2009 (JX195).*
(a)(34)	KPN Presentation dated April 9, 2009 (JX243).*
(a)(35)	Email dated April 14, 2009 attaching KPN Presentation (JX246a).*
(a)(36)	KPN Presentation dated April 16, 2009 (JX247).*
(a)(37)	Email dated April 21, 2009 attaching KPN Presentation (JX1278).*
(a)(38)	Email dated April 29, 2009 attaching KPN Presentation (JX96).*
(a)(39)	KPN Presentation dated May 28, 2009 (JX197).*
(a)(40)	Email dated June 2, 2009 attaching KPN Presentation (JX103).*
(a)(41)	KPN Presentation dated June 4, 2009* (JX105).
(a)(42)	Email dated June 10, 2009 attaching KPN Presentation (JX261).*
(a)(43)	Email dated June 11, 2009 attaching KPN Presentation (JX1280a).*
(a)(44)	Email dated June 12, 2009 attaching KPN Presentation (JX115a).*
(a)(45)	Email dated July 7, 2009 attaching KPN Presentation (JX198a).*
(a)(46)	KPN Presentation dated July 8, 2009 (JX124).*

(*) These presentations were produced by KPN in connection with the Delaware Court litigation. Some portions of these presentations were produced by KPN to the Company in redacted form.